Pursuant to Rule 424(b)(3)
                                                 Registration File No. 333-84531

                                   PROSPECTUS

                                5,776,112 Shares

                         MERISTAR HOTELS & RESORTS, INC.

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                                  COMMON STOCK

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         This prospectus relates to the offer and sale from time to time by some of our stockholders, who are listed on pages 11 and 12 of this document, of up to 5,776,112 shares of our common stock. We have or may issue these shares of our common stock to the extent these stockholders exchange the units of limited partnership interest in our subsidiary, MeriStar H&R Operating Company, L.P., held by them for an equal number of shares of our common stock.

         These stockholders may sell the shares covered by this prospectus on the New York Stock Exchange, in other markets where our common stock may be traded or in privately negotiated transactions. They may sell their shares at whatever prices which are current when particular sales take place or at other prices to which they agree. These stockholders will pay any brokerage fees or commissions relating to the sales by them. The registration of the stockholders' shares does not necessarily mean that any of them will sell their shares.

         Our company's shares of common stock are traded on the New York Stock Exchange under the symbol "MMH." On August 12, 1999, our stock price was $3.31.

         We will not receive any proceeds from the sale of any shares covered by this prospectus. We are paying the costs of preparing and filing the registration statement of which this prospectus is a part.

         See "Risk Factors" beginning on page 2 for factors relevant to an investment in our common stock.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the common stock to be issued in connection with this document or determined that this document is accurate or adequate. Any representation to the contrary is a criminal offense.

                                 August 13, 1999
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                                   THE COMPANY

         We are the lessee, manager and operator of a portfolio of primarily upscale, full-service hotels in the United States and Canada, diversified by franchise and brand affiliations. Our subsidiary, MeriStar H&R Operating Company, L.P., conducts all of our operations. We are the sole general partner of MeriStar H&R and control its operations.

         On August 3, 1998, American General Hospitality Corporation and CapStar Hotel Company merged together to form MeriStar Hospitality Corporation, a real estate investment trust. As part of the merger, CapStar formed our company to become the lessee, manager and operator of substantially all of the hotels owned or leased by American General and CapStar before the merger. At the time of the merger, CapStar distributed all of the shares of our common stock to its stockholders and we became a separate, publicly traded company.

         We manage all of the hotels CapStar leased and/or managed for third-party owners before the merger. Immediately after the merger, we acquired all of the partnership interests in AGH Leasing, L.P., the third-party lessee that leased most of the hotels American General owned. We also acquired substantially all of the assets and some liabilities of American General Hospitality, Inc., the third-party manager that managed most of the hotels American General owned.

         MeriStar Hospitality Corporation is a separate, but closely aligned public company that also leases hotel properties to others. We share two key officers and four board members with MeriStar Hospitality. An intercompany agreement aligns our interests with the interests of MeriStar Hospitality, our primary hotel lessor, with the objective of benefitting both companies' stockholders.

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         Our executive offices are located at 1010 Wisconsin Avenue, N.W.,
Washington, D.C. 20007 and our telephone number is (202) 965-4455.

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                                  RISK FACTORS

         You should consider carefully the following risk factors together with all of the other information included or incorporated by reference in this prospectus before you decide to purchase shares of our common stock. This section includes or refers to forward-looking statements. You should refer to the explanation of the qualifications and limitations on such forward-looking statements discussed on page 9 of this document.

Dependence upon MeriStar Hospitality Corporation; Limited Resources for Growth Through New Opportunities

         Due to our restricted corporate purpose and the intercompany agreement, we will rely on MeriStar Hospitality to provide us with opportunities described in the intercompany agreement only if it is necessary for MeriStar Hospitality, consistent with its status as a real estate investment trust, to enter into a master lease arrangement and only if MeriStar Hospitality and our company negotiate a mutually satisfactory master lease arrangement. If MeriStar Hospitality fails in the future to qualify as a real estate investment trust, such failure could have a substantial adverse effect on those aspects of our business operations and business opportunities that are dependent upon MeriStar Hospitality.

         For example, the intercompany agreement remains effective even if MeriStar Hospitality ceases to qualify as a real estate investment trust, with our rights relating to lessee opportunities under the intercompany agreement continuing to be based on MeriStar Hospitality's need to create a master lease structure because of its status as a real estate investment trust. Accordingly, if MeriStar Hospitality failed to qualify as a real estate investment trust and thereafter acquired a property, it would have the right under the intercompany agreement to lease the property to any person or entity or to operate the property itself. We, however, would remain subject to all of the limitations on our operations contained in our organizational documents and the intercompany agreement.

         In addition, although it is anticipated that any master lease arrangement involving us generally will provide that our rights will continue following a sale of the property or an assignment of the lease (with the likelihood of a sale or assignment of lease possibly increasing if MeriStar Hospitality fails to qualify as a real estate investment trust), we could lose our rights under any such master lease arrangement upon the expiration of the lease.

         If MeriStar Hospitality presents us with an opportunity and we do not negotiate a mutually satisfactory lease arrangement within 30 days after MeriStar Hospitality provides us with written notice of the lessee opportunity, MeriStar Hospitality may offer the opportunity to others for a period of one year before it must again offer the opportunity to us.

Lack of Dividends

         We anticipate that for the foreseeable future our earnings, if any, will be retained for use in the operation of our business and that no cash dividends will be paid on our common stock. Declaration of dividends on our common stock will depend upon, among other things, future earnings, our operating and financial condition, our capital requirements and general business conditions.

Limited Financial Resources

         We have a $100 million credit facility, provided by MeriStar Hospitality. CapStar Hotel Company initially capitalized our company with approximately $48 million of cash, including approximately $18 million of forgiveness of indebtedness and a $30 million draw on our credit facility. In addition, we have drawn an additional $57 million from the revolving credit facility. The rate on the revolving credit facility is 350 basis points over the London Inter- Bank Offered Rate. There can be no assurance that we will be able to satisfy our obligations under, or to pay amounts due under, such revolving credit facility.

Conflict of Interest in our Relationship with MeriStar Hospitality Corporation

         General Conflicts of Interest

         We share four of the nine members of our boards of directors, as well as two senior executives, with MeriStar Hospitality. Our relationship with MeriStar Hospitality is governed by an intercompany agreement, which restricts each party from taking advantage of business opportunities without first presenting those opportunities to the other party. We may have conflicting views with MeriStar Hospitality on the manner in which we operate and manage

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their hotels, and with respect to lease arrangements, their acquisitions and dispositions of hotels. As a result, our directors and senior executives (who serve in similar capacities at MeriStar Hospitality) may well be presented with several decisions which provide them the opportunity to benefit our company to the detriment of MeriStar Hospitality or benefit MeriStar Hospitality to our detriment. Such inherent potential conflicts of interest will be present in all of the numerous transactions between our company and MeriStar Hospitality.

         Restrictions on MeriStar Hospitality's and Our Business and Future Opportunities

         Our certificate of incorporation provides that, for so long as the intercompany agreement with MeriStar Hospitality remains in effect, we are prohibited from engaging in activities or making investments that a real estate investment trust could make unless MeriStar Hospitality is first given the opportunity but elects not to pursue such activities or investments. Under the intercompany agreement, we have, with limited exceptions, agreed not to acquire or make (1) investments in real estate which, for purposes of the intercompany agreement, include the provision of services related to real estate and investment in hotel properties, real estate mortgages, real estate derivatives or entities that invest in real estate assets, or (2) any other investments that may be structured in a manner that qualifies under the federal income tax requirements applicable to real estate investment trusts, unless in either case we have notified MeriStar Hospitality of the acquisition or investment opportunity, in accordance with the terms of the intercompany agreement, and MeriStar Hospitality has determined not to pursue such acquisition or investment.

         We also have agreed to assist MeriStar Hospitality in structuring and consummating any such acquisition or investment which it elects to pursue, on terms determined by it. On the other hand, the intercompany agreement grants us the right of first refusal to become the lessee of any real property that MeriStar Hospitality acquires and is required, consistent with its status as a real estate investment trust, to lease to a third party. This lessee opportunity will be available to us only if MeriStar Hospitality determines that we are qualified to be the lessee. Because of the provisions of the intercompany agreement and our charter, the nature of our business and the opportunities we may pursue are restricted.

         Conflicts Relating to Sale of Hotels Subject to Leases

         MeriStar Hospitality generally will be obligated under its leases with us to pay us a lease termination fee if MeriStar Hospitality elects to sell a hotel or if it elects not to restore a hotel after a casualty and does not replace it with another hotel on terms that would create a leasehold interest in such hotel with a fair market value equal to the fair market value of our remaining leasehold interest under the lease to be terminated. When applicable, the termination fee is equal to the fair market value of our leasehold interest in the remaining term of the lease to be terminated. A decision to sell a hotel may, therefore, have significantly different consequences for us and MeriStar Hospitality.

         No Arm's-Length Bargaining of Intercompany Agreement with MeriStar Hospitality

         We did not negotiate the terms of the intercompany agreement with MeriStar Hospitality on an arm's-length basis. Because the two companies share some of the same executive officers and directors, there is a potential conflict of interest with respect to the enforcement and termination of the intercompany agreement to our benefit to the detriment of MeriStar Hospitality or to benefit MeriStar Hospitality to our detriment. Because of these conflicts, such executive officers and directors may have conflicts of interest with respect to their decisions relating to the enforcement of the intercompany agreement.

         Tax Risks in Our Relationship with MeriStar Hospitality

         A real estate investment trust generally is not subject to federal corporate income taxes on that portion of its income distributed currently to stockholders. Section 269B(a)(3) of the Internal Revenue Code of 1986 provides that if the shares of a real estate investment trust are stapled with the shares of any other entity, then the real estate investment trust and such other entity will be treated as one entity for purposes of determining whether the real estate investment trust qualifies as a real estate investment trust for federal income tax purposes. If section 269B(a)(3) of the Internal Revenue Code applied to us and MeriStar Hospitality, MeriStar Hospitality would not qualify as a real estate investment trust under the Internal Revenue Code. MeriStar Hospitality and our company are not stapled entities because our common stock was issued independently of the shares of MeriStar Hospitality and is traded separately as well. However, because some employees, members of management and directors of our company and MeriStar Hospitality are the same, it is possible that the Internal Revenue Service could seek to assert that we should be treated as an agent of MeriStar Hospitality or that we and MeriStar Hospitality should be treated

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as one entity for federal income tax purposes. If such assertion were successful, MeriStar Hospitality would not qualify as a real estate investment trust under the Internal Revenue Code.

         American General Hospitality Corporation and CapStar Hotel Company received an opinion of counsel in connection with the merger, providing in part that (1) our company and MeriStar Hospitality were not stapled entities under section 269B(a)(3) of the Internal Revenue Code and (2) based upon the operations of each entity and other factors and upon representations made by our company and MeriStar Hospitality, the separate corporate identities of our company and MeriStar Hospitality would be respected and we would not be an agent of MeriStar Hospitality for federal income tax purposes.

         Paper-Clip Structure Risks

         Pursuant to the intercompany agreement with MeriStar Hospitality, each of us will provide the other with reciprocal rights to participate in certain transactions entered into by MeriStar Hospitality. In particular, we will generally have a right of first refusal to become the lessee of any real property MeriStar Hospitality acquires if MeriStar Hospitality determines that, consistent with its status as a real estate investment trust, it is required to enter into such a lease arrangement. This is only the case, though, if MeriStar Hospitality determines that we or an entity that we control are qualified to be the lessee. This is known as the "paper-clip" real estate investment trust structure. However, because of the independent trading of the two companies, stockholders in each company may develop divergent interests which could lead to conflicts of interest. This divergence of interests could also reduce the anticipated benefits of the "paper-clip" real estate investment trust structure.

Adverse Effects Relating to the Lodging Industry

         Operating Risks

         Various factors could adversely affect our ability to generate revenues and make lease payments to our lessors. Our business will be subject to all of the operating risks inherent in the lodging industry. These risks include the following:

         o changes in general and local economic conditions;

         o cyclical overbuilding in the lodging industry;

         o varying levels of demand for rooms and related services;

         o competition from other hotels, motels and recreational properties, some of which may have greater marketing and financial resources than MeriStar Hospitality or our company;

         o dependence on business and commercial travelers and tourism, which business may fluctuate and be seasonal;

         o the recurring need for renovations, refurbishments and improvements of hotel properties;

         o changes in governmental regulations that influence or determine wages, prices and construction and maintenance costs; and

         o changes in interest rates and the availability of credit.

Demographic, geographic or other changes in one or more of our markets could impact the convenience or desirability of the sites of some hotels, which would in turn affect the operations of those hotels. In addition, due to the level of fixed costs required to operate full-service hotels, significant expenditures necessary for the operation of hotels generally cannot be reduced when circumstances cause a reduction in revenue.

         Seasonality

         The lodging industry is seasonal in nature. Generally, hotel revenues are greater in the second and third quarters than in the first and fourth quarters although this may not be true for hotels in major tourist destinations. Revenues for hotels in tourist areas generally are substantially greater during tourist season than other times of the year. Seasonal variations in revenue at the hotels we manage can be expected to cause quarterly fluctuations in our

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revenues. Quarterly earnings also may be adversely affected by events beyond our control, such as extreme weather conditions, economic factors and other considerations affecting travel.

         Operational Limitations Associated with Franchise Agreements

         We operate substantially all of our hotels pursuant to existing franchise or license agreements with nationally recognized hotel brands. The franchise agreements generally contain specific standards for, and restrictions and limitations on, the operation and maintenance of a hotel in order to maintain uniformity within the franchisor system. Those limitations may conflict with our philosophy, shared with MeriStar Hospitality, of creating specific business plans tailored to each hotel and to each market. Such standards are often subject to change over time, in some cases at the discretion of the franchisor, and may restrict a franchisee's ability to make improvements or modifications to a hotel without the consent of the franchisor. In addition, compliance with such standards could require a franchisee to incur significant expenses or capital expenditures. Action or inaction on our part, by our lessors or by third-party operators, could result in a breach of such standards or other terms and conditions of the franchise agreements and could result in the loss or cancellation of a franchise license.

         In connection with terminating or changing the franchise affiliation of a hotel or a subsequently acquired hotel, our company or the lessor may be required to incur significant expenses or capital expenditures. Moreover, the loss of a franchise license could have a material adverse effect upon the operations or the underlying value of the hotel covered by the franchise because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. The franchise agreements covering the hotels expire or terminate, without specified renewal rights, at various times and have differing remaining terms. As a condition to renewal, the franchise agreements frequently contemplate a renewal application process, which may require substantial capital improvements to be made to the hotel.

         Competition in the Lodging Industry

         The lodging industry is highly competitive. There is no single competitor or small number of competitors of our lessors and our company that will be dominant in the industry. We will operate in areas that contain numerous competitors, some of which may have substantially greater resources than us and the ability to accept more risk than we will be able to manage. Competition in the lodging industry is based generally on location, room rates and range and quality of services and guest amenities offered. New or existing competitors could significantly lower rates or offer greater conveniences, services or amenities or significantly expand, improve or introduce new facilities in markets in which we will compete, thereby adversely affecting our operations and the number of suitable business opportunities.

         Potential Costs of Compliance with Environmental Laws

         Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of contamination from hazardous or toxic substances, or the failure to properly remediate such contaminated property, may adversely affect an owner's ability to sell or rent such real property or to borrow funds using such real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person.

         The operation and removal of certain underground storage tanks are also regulated by federal and state laws. In connection with the ownership and operation of the hotels, our lessors could be held liable for the costs of remedial action with respect to such regulated substances and storage tanks and claims related thereto. Activities have been undertaken to close or remove storage tanks located on the property of several of the hotels owned by our lessors.

         All of the hotels MeriStar Hospitality owns have undergone Phase I environmental site assessments, which generally provide a nonintrusive physical inspection and database search, but not soil or groundwater analyses, by a qualified independent environmental engineer. The purpose of a Phase I is to identify potential sources of contamination for which the hotels may be responsible and to assess the status of environmental regulatory

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compliance. The Phase Is have not revealed, and we are not aware of, any environmental liability or compliance concerns that we believe would have a material adverse effect on our results of operation or financial condition.

         In addition, the hotels MeriStar Hospitality owns have been inspected to determine the presence of asbestos. Federal, state and local environmental laws, ordinances and regulations also require abatement or removal of asbestos-containing materials ("ACMs") and govern emissions of and exposure to asbestos fibers in the air. ACMs are present in various building materials such as sprayed-on ceiling treatments, roofing materials or floor tiles at some of the hotels. Operations and maintenance programs for maintaining ACMs have been or are in the process of being designed and implemented, or the ACMs have been scheduled to be or have been abated, at such hotels. Any liability resulting from non-compliance or other claims relating to environmental matters could have a material adverse effect on our results of operations or financial condition.

         Governmental Regulation

         A number of states regulate the licensing of hotels and restaurants, including liquor license grants, by requiring registration, disclosure statements and compliance with specific standards of conduct. We believe that we are substantially in compliance with these requirements. Managers of hotels are also subject to laws governing their relationship with hotel employees, including minimum wage requirements, overtime, working conditions and work permit requirements. Compliance with, or changes in, these laws could reduce the revenue and profitability of the hotels owned by the lessors and could otherwise adversely affect our results of operations or financial condition.

         Under the Americans with Disabilities Act, all public accommodations are required to meet requirements related to access and use by disabled persons. These requirements became effective in 1992. Although significant amounts have been and continue to be invested in ADA required upgrades to hotels owned by our lessors, a determination that one of our lessors is not in compliance with the ADA could result in a judicial order requiring compliance, imposition of fines or an award of damages to private litigants. Our lessors are likely to incur additional costs of complying with the ADA.

Adverse Effects Relating to the Operation of Real Estate

         MeriStar Hospitality owns many of the hotels that we lease, manage and operate. Our lease arrangements with MeriStar Hospitality gives them the right to terminate a hotel lease upon the sale of a hotel to a third party or if we fail to meet established performance criteria. The underlying value of our operations and income will be dependent upon our ability to operate the hotels in a manner sufficient to maintain or increase revenues and to generate sufficient revenue in excess of operating expenses to make lease payments to MeriStar Hospitality. Many of these risks are beyond our control and the effects of these risks are likely to be more pronounced than if we had diversified operations.

Dependence on Key Personnel

         We place substantial reliance on the lodging industry knowledge and experience and the continued services of our senior management, led by Paul W. Whetsell, Steven D. Jorns and David E. McCaslin. Our future success and ability to manage future growth depend in large part upon the efforts of these persons and on our ability to attract and retain other highly qualified personnel.

         Competition for such personnel is intense, and there can be no assurance that we will be successful in attracting and retaining such personnel. Our inability to attract and retain other highly qualified personnel may adversely affect our results of operations and financial condition. We have employment agreements with Messrs. Whetsell and Jorns for terms of five years, and with Mr. McCaslin for a term of three years, in each case with automatic renewals on a year-to-year basis thereafter. While such contracts contain non-compete clauses, such clauses may not be enforceable in all jurisdictions.

Adverse Effects on Market Price of Common Stock Arising from Shares Available for Future Sale

         No prediction can be made as to the effect, if any, that any future sales of shares, or the availability of shares for future sale, will have on the market prices for our common stock. Sales of substantial amounts of our common stock (including outstanding stock options or the exchange or sale of units of limited partnership interests in MeriStar H & R Operating Company, L.P.) or the perception that such sales could occur could adversely affect the then-prevailing market price for our common stock.

Potential Antitakeover Effect of Provisions of Delaware Law and of Our Charter and By-Laws

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         Provisions of Delaware law and of our charter and by-laws may have the effect of discouraging a third party from making an acquisition proposal for our company. These provisions could delay, defer or prevent a transaction or a change in control of our company under circumstances that could otherwise give the holders of our common stock the opportunity to realize a premium over the then-prevailing market prices of our common stock. Provisions of our charter and by-laws and of Delaware law, have the effect of making more difficult an acquisition of control of our company in a transaction not approved by our board of directors. These provisions include:

         o a provision for a classified board, with only approximately one-third of the board to be elected in any year, to serve for three-year terms;

         o a requirement that directors be removed only for cause upon the affirmative vote of holders of at least 662/3% of the total voting power;

         o a requirement that actions of stockholders be taken at a meeting of stockholders, rather than by written consent;

         o a prohibition on the stockholders' ability to call a special meeting;

         o an advance notice requirement for stockholders to make nominations of candidates for directors or to bring other business before an annual meeting of stockholders;

         o a requirement that some amendments to our charter and by-laws be approved by the affirmative vote of 662/3% of total voting power; and

         o a provision that the chair of any meeting of stockholders shall have the power to adjourn such meeting.

Risk Factor Relating to Year 2000 Issue

         We are in the process of conducting a review of our computer systems to identify the systems that could be affected by the "Year 2000" problem and have initiated an implementation plan to address the problem. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any of our programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. If not corrected, this could result in a major systems failure or miscalculations.

         Our leased and managed hotel properties contain various information technology and embedded technology systems. Both types of systems contain microprocessors and microcontrollers that must be assessed for Year 2000 compliance. We have developed a comprehensive implementation plan to address the potential Year 2000 problems caused by such systems. This plan involves six stages:

         o increase awareness of issue;

         o assign responsibility for coordinating response to issue;

         o information collection;

         o analysis;

         o modification, repair or replacement; and

         o testing.

We are currently in the modification, repair or replacement stage. We expect to complete this stage and the testing stage in October 1999. As an additional part of our implementation plan to address the Year 2000 problem, we have also initiated communications with third parties with which we have material relationships to determine the extent of potential Year 2000 problems with these parties' services provided to us.

         The most critical of these services involve such items as reservations systems for our hotels. Without such systems, we could suffer a material decline in business at many of our properties. We expect to complete our communications and assessment of third parties' services in September 1999. In addition, we expect to develop

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contingency plans in 1999 to allow for manual or other alternative operation of particular computerized systems, in the event that modification, repair or replacement efforts are not completed timely.

         We anticipate completing our Year 2000 implementation plan no later than October 31, 1999, which is prior to any anticipated impact on our operating systems. As of June 30, 1999, historical costs incurred to address the Year 2000 problem approximate $0.3 million. We expect that essentially all of the future expenditures required to modify, repair and replace computerized systems at our leased and managed hotel properties will be the financial responsibility of the owners of those properties. We estimate that the remediation costs for all of our leased and managed properties (including those properties leased from MeriStar Hospitality) will be $10-12 million. This cost estimate is based on our current assessment, and will be refined and adjusted as we continue to complete the stages of our implementation plan to address the potential Year 2000 problems.

         Based on our preliminary assessment, we believe that our risks of Year 2000 non-compliance (that is, our "most reasonably likely worst case scenario"), with modifications to existing software and converting to new software, will not pose significant operational problems for our computer systems as so modified and converted. If, however, these modifications and conversions are not completed timely, the Year 2000 problem could have a material impact on our financial position and operations. Our operations are highly dependent upon efficient operating systems at our properties. To the extent that the Year 2000 problems materially affect the conduct of operations at those properties, it is likely that our ability to efficiently manage operations would be materially affected. Also, as discussed above, the vast majority of expenditures related to Year 2000 problems at our leased and managed properties will be the financial responsibility of the owners of those properties. To the extent that those owners are unable or unwilling to modify, repair and replace systems with potential Year 2000 problems, we could suffer material adverse financial consequences.

                           FORWARD-LOOKING INFORMATION

         Information both included and incorporated by reference in this prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and as such may involve risks and uncertainties. Forward-looking statements, which are based on assumptions and describe our future plans, strategies and expectations are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend" or "project" or comparable terminology. Actual results, performance or achievements of our company may differ materially from future results, performance or achievements expressed or implied by such forward-looking statements. You should carefully review all information included or incorporated by reference into this document in evaluating any forward- looking statements contained or incorporated by reference in this document.

                      THE INTERCOMPANY AGREEMENT AND LEASES

The Intercompany Agreement

         Rights of First Refusal

         Pursuant to the intercompany agreement, we have a right of first refusal to become the lessee of any real property MeriStar Hospitality acquires if MeriStar Hospitality determines that, consistent with its status as a real estate investment trust, it is required to enter into a lease. This is only the case, though, if we or an entity we control is qualified to be the lessee based on experience in the industry and financial and legal qualifications.

         As to opportunities for us to become the lessee of any assets under a lease, the intercompany agreement provides that we must provide MeriStar Hospitality with written notice of the lessee opportunity. During the 30 days following such notice, we have a right of first refusal with regard to the offer to become a lessee and the right to negotiate with MeriStar Hospitality on an exclusive basis regarding the terms and conditions of the lease. If a mutually satisfactory agreement cannot be reached within the 30-day period, or if we indicate that we are not interested in pursuing the lessee opportunity, MeriStar Hospitality may offer the opportunity to others for a period of one year thereafter, at a price and on terms and conditions that are not more favorable to such other parties than the price and terms and conditions MeriStar Hospitality proposed to us. After that time, MeriStar Hospitality must again offer the opportunity to us in accordance with the procedures specified above.

         Each company has established a leasing committee which reviews all hotel leases that we will enter into. Our leasing committee consists of directors of our company that are not also directors of MeriStar Hospitality and MeriStar Hospitality's leasing committee consists of directors of MeriStar Hospitality that are not also our directors.

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         We agreed not to acquire or make (1) investments in real estate, which, for purposes of the intercompany agreement, includes the provision of services related to real estate and investments in hotel properties, real estate mortgages, real estate derivatives or entities that invest in real estate assets or (2) any other investments that may be structured in a manner that qualifies under the federal income tax requirements applicable to real estate investment trusts unless (a) we have notified MeriStar Hospitality of the material terms and conditions of the acquisition or investment opportunity, and (b) MeriStar Hospitality has determined not to pursue such acquisitions or investments either by (x) providing written notice to us rejecting the opportunity within 20 days from the date of receipt of notice of the opportunity or (y) by allowing such 20-day period to lapse. We also agreed to assist MeriStar Hospitality in structuring and consummating any such acquisition or investment which it elects to pursue, on terms determined by MeriStar Hospitality.

         Provision of Services

         We provide MeriStar Hospitality with services as it may reasonably request from time to time, including administrative, corporate, accounting, financial, insurance, legal, tax, data processing, human resources, acquisition identification and due diligence, and operational services. MeriStar Hospitality compensates us for services provided in an amount determined in good faith by us as the amount an unaffiliated third party would charge MeriStar Hospitality for comparable services.

         Equity Offerings

         If either of the two companies desires to engage in a securities issuance, such issuing party will give notice to the other party as promptly as practicable of its desire to engage in a securities issuance. Any such notice will include the proposed material terms of such issuance, to the extent determined by the issuing party, including (1) whether such issuance is proposed to be pursuant to public or private offering, (2) the amount of securities proposed to be issued and (3) the manner of determining the offering price and other terms thereof. The non-issuing party will cooperate with the issuing party in every way to effect any securities issuance of the issuing party by assisting in the preparation of any registration statement or other document required in connection with such issuance and providing the issuing party with such information as may be required to be included in such registration statement or other document.

         Term

         The intercompany agreement will terminate upon the earlier of (1) August 3, 2008, and (2) a change in ownership or control of our company.

                                 USE OF PROCEEDS

         The selling stockholders listed below will receive all of the proceeds from the sale of the shares of our common stock offered by this document. We will not receive any proceeds from the sale of such shares.

                            THE SELLING STOCKHOLDERS

         The selling stockholders listed in the table below are persons who either have received or may receive shares of our common stock in exchange for units of limited partnership interests in MeriStar H & R Operating Company, L.P.

         We list below with respect to the selling stockholders, as of July 1, 1999, (1) the number of shares of our common stock beneficially owned, (2) the maximum number of shares which may be sold in the offering covered by this prospectus and (3) the number of shares which will be beneficially owned after the offering, assuming the sale of all the shares set forth in (2) above.

                                                   Shares            Maximum          Number of Shares       Percentage to
                                                Beneficially        Number of        to Be Beneficially     Be Beneficially
                                               Owned Prior to     Shares Which        Owned After this        Owned After
                   Name                       this Offering(1)     May Be Sold          Offering(2)        this Offering(2)
-------------------------------------------- ------------------ ------------------ ---------------------- -------------------
Acock Associates Arch                                    2,959              2,959                       0                   0
Catherine C. Alfred                                      2,613              2,613                       0                   0
B. Charles Ames(3)                                      50,119             50,119                       0                   0
Marvin C. Amos                                           6,655              6,655                       0                   0
Mark M. Anderson                                         2,583              2,583                       0                   0
Christopher R. Anderson                                  2,504              2,504                       0                   0
The Anderson Grandchild Trust                            1,959              1,959                       0                   0
Andres Family Limited Partnership                        5,588              5,588                       0                   0
Howard F. Andrews                                       21,559             21,559                       0                   0
Kenneth E. Barr                                         79,268             79,268                       0                   0
Hanna Bartlett                                           1,977              1,977                       0                   0
Charlotta E. Barton                                      2,654              2,654                       0                   0
Garfield R. Beckstead                                    4,491              4,491                       0                   0
Timothy R. Bogott(4)                                    48,867             48,867                       0                   0
Curtis W. Bostick                                       30,705             30,705                       0                   0
Peter C. Buhler                                          5,928              5,928                       0                   0
Margaret Callinan                                        6,533              6,533                       0                   0
Kathleen E. Campbell                                     2,372              2,372                       0                   0
CapStar Management
Company, L.L.C.                                        801,680            801,680                       0                   0
Charles M. Carroll                                       1,655              1,655                       0                   0
The Gerald A. Conway Trust                               1,973              1,973                       0                   0
Eileen A. Courtney                                       6,192              6,192                       0                   0
Willo Cox and W.T. Cox, Jr.(5)                           1,959              1,959                       0                   0
The W.T. Cox, Jr. Revocable Trust                       21,314             21,314                       0                   0
Carl D'Aquila                                           12,576             12,576                       0                   0
Frances F. Dickenson                                     5,779              5,779                       0                   0
Robert Eisenach                                         10,165             10,165                       0                   0
Sandra Z. Fishman(6)                                     1,724              1,724                       0                   0
Edwin H. Fowler                                          1,977              1,977                       0                   0
The Herman F. Froeb and                                                                                                     0
Helen L. Froeb Revocable Trust                           2,129              2,129                       0
Robert A. Garda                                          8,493              8,493                       0                   0
Edward E. Hanlon                                         1,796              1,796                       0                   0
David Hertz                                              8,632              8,632                       0                   0
Barbara Hertz                                            1,977              1,977                       0                   0
David Holtzman                                           2,331              2,331                       0                   0
Income Opportunity Fund, LP                              5,791              5,791                       0                   0
James B. Oswald Company                                  1,961              1,961                       0                   0
Donald L. Johnson                                        3,593              3,593                       0                   0
Steven D. Jorns                                      1,073,929          1,073,929                       0                   0

                                                   Shares            Maximum          Number of Shares       Percentage to
                                                Beneficially        Number of        to Be Beneficially     Be Beneficially
                                               Owned Prior to     Shares Which        Owned After this        Owned After
                   Name                       this Offering(1)     May Be Sold          Offering(2)        this Offering(2)
-------------------------------------------- ------------------ ------------------ ---------------------- -------------------
Stephen P. Kaufman                                       9,237              9,237                       0                   0
Margaret P. Kensicki                                     3,077              3,077                       0                   0
Gordon Kiddoo(7)                                         4,675              4,675                       0                   0
Lois F. Kiddoo(8)                                        4,675              4,675                       0                   0
L.C. & M.C. Partnership L                                5,389              5,389                       0                   0
Fred W. Lachotzki                                        1,942              1,942                       0                   0
Robert E. Lamalie Revocable Trust                        5,928              5,928                       0                   0
Landbel, Inc.                                          139,677            139,677                       0                   0
Patricia H. Lannigan                                     1,959              1,959                       0                   0
Ann Lee Trust                                           17,966             17,966                       0                   0
Floyd H. Lee Trust                                       8,983              8,983                       0                   0
H. John P. Maley                                         6,908              6,908                       0                   0
The Marlowe Family Limited                                                                                                  0
Partnership                                              1,977              1,977                       0
Gerald C. McDonough                                      3,937              3,937                       0                   0
George McElroy, Jr.                                      3,593              3,593                       0                   0
Beverly H. McNew(9)                                      1,633              1,633                       0                   0
Elizabeth A. McNew Irrevocable Trust                     1,633              1,633                       0                   0
I.W. Miller                                              2,018              2,018                       0                   0
F.I. Nebhut, Jr.                                         1,633              1,633                       0                   0
Donna Nevins                                             1,796              1,796                       0                   0
Anne M. Niche Trust                                      1,955              1,955                       0                   0
Margaret M. Patton                                      16,332             16,332                       0                   0
Norman T. Patton                                         3,125              3,125                       0                   0
Elizabeth M. Pfriem                                      7,833              7,833                       0                   0
Whitney S. Powers                                        4,943              4,943                       0                   0
Paul J. Powers & Barbara A. Powers                       1,633              1,633                       0                   0
Lawrence A. Raimondi and Sharon L.
Raimondi                                                 3,327              3,327                       0                   0
Douglas M. Reid                                          1,968              1,968                       0                   0
Edward H. Richard                                        3,593              3,593                       0                   0
Jean Rothstein                                           4,042              4,042                       0                   0
Neil T. Ruddock                                          6,467              6,467                       0                   0
Sanibel Lending Group, LP                                6,994              6,994                       0                   0
Carole Carrington Shaw                                 175,684            175,684                       0                   0
Lewis W. Shaw, II                                      430,257            430,257                       0                   0
Kenneth W. Shaw                                          4,573              4,573                       0                   0
Jeffrey Glen Shaw GS-Trust                             250,000            250,000                       0                   0
James E. Sowell                                      1,065,335          1,065,335                       0                   0
Robert M. Taylor                                       161,790            161,790                       0                   0
Linda Taylor                                             7,186              7,186                       0                   0
Allen G. Ten Broek                                     131,091            131,091                       0                   0
Ten Broek Family Trust                                   5,749              5,749                       0                   0
Ellen B. Thomas                                          1,969              1,969                       0                   0
Martin D. Walker Trust                                   3,266              3,266                       0                   0
Helen T. West                                            4,899              4,899                       0                   0
Jo Ann Wigglesworth                                      3,686              3,686                       0                   0
Bruce G. Wiles                                         335,823            335,823                       0                   0
Winston Hospitality, Inc.                              643,333            643,333                       0                   0
Peter C. Yesawich                                        1,633              1,633                       0                   0
South Seas Properties, Co.                               2,030              2,030                       0                   0

----------------------

(1) Beneficial ownership as of July 1, 1999, based upon information provided by the selling stockholder. Unless otherwise noted in the following footnotes, the shares of our common stock set forth in this column with respect to the selling stockholder have not also been attributed to the shareholders, limited partners or general partners of such stockholder.

(2) Assumes sale of all shares of our common stock registered hereunder, even though the selling stockholder is under no obligation known to our company to sell any shares of our common stock at this time. Assumes that all units of limited partnership interests in MeriStar H&R Operating Company, L.P. held by or attributable to the person are exchanged for shares of our common stock. The total number of shares of our common stock outstanding used in calculating this percentage assumes that none of the operating partnership units held by other persons are exchanged for shares of our common stock.

(3)   In his capacity as settlor under a Trust Agreement dated July 25, 1982.

(4) In his capacity as trustee under a Trust dated September 23, 1996, for the benefit of Timothy R. Bogott.

(5) In their capacities as trustees under the Money Purchase Pension Trust for the benefit of Employees.

(6)   In her capacity as trustee under a Revocable Grantor Trust.

(7)   In his capacity as trustee under a Trust dated October 27, 1987.

(8)   In her capacity as trustee under a Trust dated October 27, 1987.

(9)   In her capacity as trustee under the will of Laurel McNew.

                              PLAN OF DISTRIBUTION

         We are registering 5,776,112 shares of our common stock on behalf of the selling stockholders who are listed above.

         The selling stockholders, or their pledges, donees, transferees or other successors in interest, may choose to sell their shares from time to time on the New York Stock Exchange, at market prices prevailing at the time of the sale, at prices related to the then-prevailing market prices, in privately negotiated transactions or through a combination of these methods. In addition, these selling stockholders, or their pledges, donees, transferees or other successors in interest, may choose one or more of the following alternatives:

         o a block trade in which a broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal in order to facilitate the transaction;

         o purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus; and

         o ordinary brokerage transactions and transactions in which the broker solicits purchasers.

         We will pay all costs, expenses and fees in connection with the registration of the shares of our common stock offered by this prospectus. The selling stockholders will pay brokerage commissions and similar selling expenses, if any, attributable to the sale of shares of our common stock offered by this document.

         The selling stockholders and any broker-dealers who act in connection with the sale of their shares of our common stock under this prospectus may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 and any commissions received by them and profit on any resale of their shares of our common stock as principals might be deemed to be underwriting discounts and commissions under the Securities Act. We have agreed to indemnify the selling stockholders against liabilities under the Securities Act as underwriters or otherwise. The selling stockholders may also agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares of our common stock offered by this document against such liabilities.

         When a selling stockholder elects to make a particular offer of the shares which are the subject of this prospectus, a prospectus supplement, if required, will be distributed which will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from such selling stockholder and any other required information.

                                     EXPERTS

         The consolidated financial statements of our company and our subsidiaries as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference in this document and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference in this document, and upon the authority of said firm as experts in accounting and auditing.

                                  LEGAL MATTERS

         Paul, Weiss, Rifkind, Wharton & Garrison will issue an opinion about the legality of the shares of our common stock being offered by this prospectus.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Securities and Exchange

Commission's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. Please call 1-800-SEC- 0330 for further information on the operation of the Public Reference Room. Reports, proxy statements and other information regarding issuers that file electronically with the Securities and Exchange Commission, including our filings, are also available to the public from the Securities and Exchange Commission's Web site at "http://www.sec.gov."

         Our common stock is listed on the New York Stock Exchange and such reports, proxy statements and other information can also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

         We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933. This prospectus is a part of the registration statement and constitutes a prospectus of our company for the shares of our common stock to be sold by the selling stockholders. As allowed by the Securities and Exchange Commission rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

         The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important business and financial information about us to you that is not included in or delivered with this prospectus by referring you to those documents.

         The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any filing we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 following the date of this prospectus and prior to the termination of the offering of our company's shares of common stock:

1. Our Annual Report on Form 10-K filed by us for the fiscal year ended December 31, 1998;

2. Our Quarterly Report on Form 10-Q filed by us for the fiscal quarter ended March 31, 1999;

3. Our Definitive Proxy Statement on Schedule 14A filed by us on April 1, 1999; and

4. The description of our common stock contained in our registration statement on Form 8-A.

          You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

          Christopher L. Bennett, Vice President,
            Legal and Secretary
          MeriStar Hotels & Resorts, Inc.
          1010 Wisconsin Avenue, N.W.
          Washington, D.C.  20007
          Telephone requests may be directed to (202) 965-4455.

          We have not authorized anyone to give any information or make any representation about our company that differs from or adds to the information in this prospectus or in our documents or the documents that we publicly file with the Securities and Exchange Commission. Therefore, if anyone does give you different or additional information, you should not rely on it.

          The information contained in this prospectus speaks only as of its date unless the information specifically indicates that another date applies.

================================================================================

No dealer, salesperson or other individual has been authorized to give any information or make any representations not contained in this prospectus in connection with the offering covered by this prospectus. If given or made, such information or representation must not be relied upon as having been authorized by our company or the selling stockholders described in this document. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, shares of our common stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this prospectus or in the affairs of our company since the date of this prospectus.

                                TABLE OF CONTENTS

                                   Prospectus

                                                                           Page
                                                                           ----
The Company...................................................................1
Risk Factors..................................................................2
Forward-Looking Information...................................................9
The Intercompany Agreement and Leases.........................................9
Use of Proceeds..............................................................10
The Selling Stockholders.....................................................11
Plan of Distribution.........................................................14
Experts......................................................................14
Legal Matters................................................................14
Where You Can Find More Information..........................................15

--------------------------------------------------------------------------------

                                5,776,112 Shares

                                MERISTAR HOTELS &
                                  RESORTS, INC.

                                  Common Stock

                                   ----------
                                   PROSPECTUS
                                   ----------

                                 August 13, 1999

================================================================================